Exhibit 3.1

FIRST AMENDMENT TO

FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF FORESIGHT ENERGY LP

THIS FIRST AMENDMENT TO FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF FORESIGHT ENERGY LP, dated as of August 30, 2016 (this “Amendment”), is entered into by Foresight Energy GP LLC, a Delaware limited liability company and the General Partner of the Partnership, pursuant to the authority granted to the General Partner in Section 13.1 of the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of June 23, 2014 (the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, the General Partner deemed it advisable and in the best interest of the Partnership to commence a tender offer (the “Tender Offer”) and an exchange offer (the “Exchange Offer”) pursuant to a confidential offering memorandum, dated August 1, 2016 (the “OM”), for the outstanding 7.875% Senior Notes due 2021 (the “Existing Senior Notes”) of Foresight Energy LLC, a Delaware limited liability company (“FELLC”), and Foresight Energy Finance Corporation, a Delaware corporation (“FEFC”);

WHEREAS, pursuant to the terms of the Exchange Offer, among other things, concurrently with the entry into this Amendment, (i) FELLC and FEFC will issue Senior Secured Second Lien Exchangeable PIK Notes due 2017 in accordance with the terms of the indenture governing the Exchangeable PIK Notes and (ii) the Partnership will issue warrants to acquire a number of newly issued Common Units equal to an aggregate of 4.5% of the Adjusted Fully Diluted Equity (as defined in the Confidential Offering Memorandum dated August 1, 2016 distributed by Foresight Reserves LP, a Nevada limited partnership, FELLC and FEFC);

WHEREAS, Section 5.8 of the Partnership Agreement provides that the General Partner has the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests;

WHEREAS, Sections 4.7(b), 6.1, 6.2, 6.7, 6.8 and 13.1 of the Partnership Agreement provide that the General Partner has the right to adopt certain conventions, make certain special allocations, and make certain amendments to the Partnership Agreement in an effort to preserve and achieve uniformity of the Common Units and Subordinated Units;

WHEREAS, the definition of “Outstanding” contained in Section 1.1 of the Partnership Agreement provides certain limitations on the voting power of holders of 20% or more of the Partnership Interests of any class;

WHEREAS, the General Partner deems it advisable and in the best interest of the Partnership to effect this Amendment to provide that (i) the preemptive right of the General Partner set forth in Section 5.8 of the Partnership Agreement shall not apply to the issuance of Common Units upon exchange of the Exchangeable PIK Notes or the exercise of the Warrants, (ii) the discretion of the General Partner to adopt certain conventions, make certain special allocations, and make certain amendments to the Partnership Agreement, all in an effort to preserve and achieve uniformity of the Common Units and Subordinated Units, shall be limited such that no such conventions may be adopted, no such special allocations may be made and no such amendments may be made if, in any such case, such conventions, allocations or amendments would result in a material adverse effect on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof, (iii) the restrictions on voting rights of holders of 20% or more of the Common Units shall not apply to persons or entities that acquire Common Units upon exchange of the Exchangeable PIK Notes or exercise of the Warrants and (iv) such other matters as are provided herein;

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the General Partner hereby adopts the following:

Section 1. The Partnership Agreement is hereby amended as follows:

1. Article I is hereby amended to add or restate, as applicable, the following definitions in Section 1.1 in the appropriate alphabetical order:

“Converted Units” means Common Units received upon an exchange of Exchangeable PIK Notes or upon an exercise of the Warrants, as the case may be.

“Exchangeable PIK Notes” means the notes which mature on October 3, 2017 pursuant to an indenture, dated as of August 30, 2016, by and among Foresight Energy LLC, a Delaware limited liability company, and Foresight Energy Finance Corporation, a Delaware corporation, as issuers, the guarantors party thereto, and the trustee, notes administrator and exchange agent named therein.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, (iii) any Person or Group who acquired 20% or more of any class of the Partnership Interests of any class issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iv) any Person or Group who became the beneficial owner of 20% or more of the Partnership Interests of any class upon exchange of the Exchangeable PIK Notes or exercise of the Warrants.

“Uniformity Action” means any adoption of conventions, any making of special allocations, and any making of amendments to this Agreement by the General Partner in accordance with this Agreement in an effort to result in, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, among the Common Units (including any Converted Units), the Subordinated Units or other Limited Partners Interests (or any class or classes thereof).

“Warrants” means those warrants to purchase Common Units issued by the Partnership on August 30, 2016 to holders of the 7.875% Senior Notes due 2021 issued by Foresight Energy, LLC and Foresight Energy Finance Corporation pursuant to that certain Indenture, dated as of August 23, 2013.

1.	The following new sentence is added at the end of Section 4.7(b) as follows:

For the avoidance of doubt, nothing in this Section 4.7(b) or elsewhere in this Agreement shall prevent or impose any condition on the issuance of Common Units upon exchange of the Exchangeable PIK Notes or exercise of the Warrants.

2.	Section 5.8 is hereby amended and restated as follows:

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests; provided, however, that such right shall not apply to the issuance of Common Units upon exchange of the Exchangeable PIK Notes or exercise of the Warrants. The determination by the General Partner to exercise (or refrain from exercising) its right pursuant to the immediately preceding sentence shall be a determination made in its individual capacity.

3.	Section 6.1(d)(x)(A) is hereby amended and restated as follows:

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit; provided, however, that the General Partner may not make any such allocations if they would have a material adverse effect on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

4.	Section 6.1(d)(x)(D) is hereby amended and restated as follows:

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests, the Partnership, or on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof.

5.	Section 6.1(d)(xii) is hereby amended and restated as follows:

(xii) Equalization of Capital Accounts With Respect to Privately Placed Units. Net Termination Gain or Net Termination Loss deemed recognized as a result of a Revaluation Event shall be allocated to the (A) Unitholders holding Privately Placed Units, Pro Rata, or (B) Unitholders holding Common Units, Pro Rata, as applicable, to the extent necessary to cause the Capital Account in respect of each Privately Placed Unit then Outstanding to equal the Capital Account in respect of each Common Unit (other than Privately Placed Units) then Outstanding; provided, however, that the General Partner may not make any such allocations if they would have a material adverse effect on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof.

6.	Section 6.1(d)(xiii)(D) is hereby amended and restated as follows:

(D) In making the allocations required under this Section 6.1(d)(xiii)(D), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xiii)(D); provided, however, that the General Partner may not make any such allocations if they would have a material adverse effect on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof. Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Section 6.1(d)(xiii)(A), (B) and (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xiii)(D).

7.	Section 6.2(c) is hereby amended and restated as follows:

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners, the Record Holders of any class or classes of Limited Partner Interests or on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof.

8.	Section 6.7(c) is hereby amended and restated as follows:

(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units or on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof.

9.	Section 6.8(b) is hereby amended and restated as follows:

(b) A Unitholder holding an IDR Reset Common Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 6.8(b), the General Partner may apply Sections 5.5(c)(iii), 6.1(d)(x) and 6.8(a) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units or on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such IDR Reset Common Units.

10.	A new Section 6.10 is hereby added to provide:

Section 6.10 Uniformity Action. Upon issuance of the Converted Units, the General Partner shall promptly take such Uniformity Actions as it deems necessary to establish, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, between the Converted Units and an Initial Common Unit. Notwithstanding any other provision of this Agreement, any Uniformity Action with respect to Converted Units shall be made in a manner that defers, to the maximum extent possible, the recognition of taxable income by the holders of Converted Units (including, by way of example, allocating profits attributable to Unrealized Gain or Net Termination Gain to such holders).

11.	A new Section 9.5 is hereby added to provide:

Section 9.5 Other Tax Matters. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local tax law), the Partnership shall treat, for U.S. federal income tax purposes, (i) the Exchangeable PIK Notes as indebtedness with an embedded exchange option feature and (ii) the Warrants as contingent contractual rights to acquire Common Units in the Partnership treated as Noncompensatory Options and not as equity interests in the Partnership unless (y) they become exercisable and (z) at that time or at any time thereafter, contrary treatment is required by the General Partner’s or Partnership’s interpretation of the applicable facts and circumstances.

12.	Section 13.1(d) is hereby amended and restated as follows:

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) or the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units, provided, however, that no such change may have a material adverse effect on the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof) or comply with any rule, regulation, guideline or requirement of any National

Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement.

13.	A new Section 13.3(f) is hereby added to provide:

(f) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no amendment that would affect the definitions of “Converted Units”, “Exchangeable PIK Notes”, “Outstanding”, “Uniformity Action” and “Warrants” in Section 1.1, Section 4.7(b), Section 5.8, Section 6.1(d)(x)(A), Section 6.1(d)(x)(D), Section 6.1(d)(xii), Section 6.1(d)(xiii)(D), Section 6.2(c), Section 6.7(c), Section 6.8(b), Section 6.10, Section 9.5, Section 13.1(d) and/or Section 16.7 in a manner that is adverse to the Exchangeable PIK Notes, the Warrants and/or the holders of any thereof, or the holders of Converted Units, shall be approved without the prior written consent of (i) (in the case of any such amendment that is adverse to the Exchangeable PIK Notes or the holders thereof) the holders of not less than a majority of the aggregate principal amount of outstanding Exchangeable PIK Notes, (ii) (in the case of any such amendment that is adverse to the Warrants or the holders thereof) the holders of not less than a majority of the Warrants, or (ii) (in the case of any such amendment that is adverse to the holders of the Converted Units) the holders of not less than a majority of the Converted Units.

14.	Section 16.7 is hereby amended and restated as follows:

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee, (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person and (c) any holder of Exchangeable PIK Notes and/or Warrants shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to Section 4.7(b), Section 5.8, Section 6.1(d)(x)(A), Section 6.1(d)(x)(D), Section 6.1(d)(xii), Section 6.1(d)(xiii)(D), Section 6.2(c), Section 6.7(c), Section 6.8(b), Section 9.5, Section 13.1(d) and Section 13.3(f). In addition, each holder of Converted Units shall continue to be entitled to assert rights and remedies hereunder with respect to such Sections for any actions taken prior to the issuance of such Converted Units.

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

Section 4. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

FORESIGHT ENERGY GP LLC

By:	/s/ Robert D. Moore
Name:	Robert D. Moore
Title:	Authorized Person

First Amendment to First Amended and Restated Agreement of Limited Partnership of Foresight Energy LP